UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
October 20, 2009
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-99.1 PRESS RELEASE OF STERLITE INDUSTRIES (INDIA) LIMITED DATED OCTOBER 16, 2009.

This Report on Form 6-K shall be incorporated by reference in the automatic shelf registration statement on Form F-3 as amended by Post Effective Amendment No 1 (File No. 333-160580) (as amended, the “Automatic Shelf Registration Statement”) of Sterlite Industries (India) Limited (the “Company”) (the “Registration Statement”).
Other Events
On October 15, 2009, the Company filed Post-Effective Amendment No. 1 to the Automatic Shelf Registration Statement with the Securities and Exchange Commission (the “SEC”) in connection with its proposed offering (the “Offering”) of Convertible Senior Notes (the “Notes”) convertible into the Company’s American Depositary Shares (the “ADSs”), each ADS representing one equity share, par value Rs. 2 per share, of the Company.
1.	On October 16, 2009, the Company issued a press release to announce that it had priced the Offering of $500 million aggregate principal amount of Notes. The Offering is expected to settle on October 29, 2009. A copy of the press release dated October 16, 2009 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
2.	In connection with our proposed offering of the Notes announced on October 15, 2009, we announced the following recent developments:
     Our Board of Directors has approved an increase in the existing capacity of our 400,000 tpa copper smelter at Tuticorin to 800,000 tpa by building a 400,000 tpa copper smelter, captive power plant of 160 MW and associated facilities. We propose to set up the project at an initial estimated cost of Rs. 23,000 million in a special economic zone that benefits from certain tax exemptions.
     Our subsidiary, Sterlite Energy Limited, entered into an on-shore and offshore engineering, procurement and construction contract with SEPCO Electric Power Construction Corporation, or SEPCO, for our Talwandi Sabo thermal power project for Rs.69,500 million. SEPCO’s obligations under the contract include testing and delivery of plant and equipment, system design and engineering of plant and equipment as per technical specifications, supervision of civil, structure and manufacturing work, custom clearance, port clearance, inland transportation of offshore as well as onshore plant and equipment, unloading, storage and preservation for all equipment and material required, ash disposal among others within the period specified in the contracts. The fixed contract price is payable in multiple instalments according to a fixed payment schedule. SEPCO has provided performance guarantees with respect to various parameters, for instance, net unit heat rate of 2,222.80 kwph/kcal and net unit electric output of 650 MW. If there is a delay in completion or failure to meet performance guarantees, liquidated damages may be imposed on SEPCO in accordance with the terms of the contract.
     Our Board of Directors has approved a loan of Rs.10,000 million to Sterlite Energy Limited for use in the development of its power projects. The loan is for one year from the date of first drawdown and will accrue interest at the rate of 8% per annum payable quarterly.
     Construction at our 1,200 MW captive power plant at Korba was disrupted following a tragic collapse of a chimney under construction in September 2009 during heavy rains and lightning at Korba. There were 45 fatalities in the accident and SEPCO, our engineering, procurement and construction contractor, and Gamon Dunkerley and Company Ltd, the sub-contractor, are the subjects of an investigation by the Chhattisgarh government. We have instituted an enquiry by IIT Rourkee, an expert in the civil engineering field in India.
     HZL has signed a mining lease for the Kayar mine in the State of Rajasthan which expires on February 27, 2018. In January 2009, HZL obtained environmental clearance for an annual production of 350,000 tons. The Kayar mine is currently in the post-exploration but pre-development stage. HZL is in the process of obtaining surface land rights over the mine area. Once HZL has obtained the surface land rights, it will commence mine development activities.
     We pay royalties to the State Governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively, and to the State Government of Tasmania in Australia based on our extraction of copper ore. The most significant of these is the royalty that HZL is required to pay to the State Government of Rajasthan, where all of HZL’s mines are located. With effect from August 13, 2009, the royalty rate increased from 6.6% to 8.0% of the LME zinc metal price payable on the zinc metal contained in the ore produced and from 5.0% to 7.0% of the LME lead metal price payable on the lead metal contained in the ore produced. The royalties we pay are subject to change. See “Risk Factors — Risks Relating to Our Industry — Changes in tariffs, royalties, customs duties and government assistance may reduce our Indian market domestic premium, which would adversely affect our profitability and results of operation” in our Form 20-F for the year ended March 31, 2009.
     A U.K. government agency, part of the Department for Business Innovation and Skills that promotes voluntary guidelines for multinational companies adopted by the Organization for Economic Cooperation and Development, recently stated in a report that our parent, Vedanta Resources PLC, violated best practice standards when it allegedly failed to put in place an adequate and timely consultation mechanism for the environmental and health and safety impact on an indigenous community of its plans, through our associate company, Vedanta Aluminium Limited, to construct a bauxite mine in Niyamgiri Hills, Orissa. Our parent has issued a press release denying these allegations and has publicly stated that it has complied in all respects with the required Indian regulations including consultations with the local community.
     In our Form 6-K for the quarter ended June 30, 2009 submitted to the Securities and Exchange Commission on September 22, 2009, there were certain errors that are corrected as set forth below:
•	We previously reported in the Form 6-K that our operating margin in the three-month period ended June 30, 2009 was 18.2% The correct number is 16.9%.

•	We previously reported in the Form 6-K that our profit attributable to minority interest decreased in the three-month period ended June 30, 2009 from the three-month period ended June 30, 2008 by 27.6% The correct number is 26.9%.

•	We previously reported that our minority interest as a percentage of profit in the three-month period ended June 30, 2009 was 31.1%. The correct number is 28.4%;

•	We previously reported that for the three-month period ended June 30, 2009, our net proceeds from fixed deposits was Rs.9,605 million. The correct number is Rs. 9,426 million.

•	We previously reported that for the three-month period ended June 30, 2009, we advanced to related parties $325.6 million. The correct number is $343.9 million.
Legal proceedings
Petitions have been filed in the Supreme Court of India and the High Court of Orissa to seek the cessation of construction of Vedanta Aluminium’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills.
     In 2004, a writ petition was filed against us, Vedanta Aluminium, the State of Orissa, the Republic of India, OMC, Orissa Industrial Development Corporation, and others by a private individual before the High Court of Orissa. The petition alleges that the proposed grant of the mining lease by the OMC to Vedanta Aluminium and us to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa would violate the provisions of the Forest Act. The petition further alleges that the felling of trees and construction of the alumina refinery by us and Vedanta Aluminium and the development of the mine is in violation of the Forest Act and would have an adverse impact on the environment. The petition sought, among other things, to restrain the grant of the mining lease to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa by the OMC to Vedanta Aluminium and us, to declare the memorandum of understanding entered into between the OMC and Vedanta Aluminium void, a court direction for the immediate cessation of construction of the alumina refinery by Vedanta Aluminium and an unspecified amount of compensation from us and Vedanta Aluminium for damage caused to the environment. The court has not yet admitted this matter for hearing.
     Certain non-governmental organizations and individuals filed interlocutory applications in 2004 alleging violations of forest conservation laws by Vedanta Aluminium’s refinery project at Lanjigarh and the related mining operations in the Niyamgiri Hills. These interlocutory applications were filed in an environment-related public interest litigation brought before the Supreme Court of India. A Central Empowered Committee, or CEC, set up by the Supreme Court of India, issued a report dated September 21, 2005 which expressed the view that the MoEF should not have permitted the alumina refinery project to commence construction before undertaking an in-depth study about the ecological effects of the proposed bauxite mine on the ecology surrounding the Niyamgiri Hills and that the project would result in the displacement of indigenous tribals. The CEC further stated that Vedanta Aluminium was in violation of certain environmental clearances granted by the MoEF to Vedanta Aluminium for the construction of the alumina refinery and recommended that the Supreme Court of India revoke such clearances and prohibit further work on the project. The Supreme Court of India directed that an in-depth report be prepared on the matter by the MoEF.
     The Supreme Court, after obtaining a detailed a report on the impact of flora, fauna and tribal habitation due to bauxite mining from the MoEF and the State of Orissa, passed an order in November 2007, rejecting Vedanta Aluminium’s application to commence operations. The order of the Supreme Court provided that if the State of Orissa, OMC and we jointly agree to the rehabilitation package proposed by the court, and we notify the court that we are agreeable to the package, the court may consider granting clearance to the project. All parties have filed affidavits confirming their commitment to the rehabilitation package. Pursuant to the rehabilitation package, we have set up a joint venture company, the Lanjigarh Scheduled Area Development Foundation, in which it is proposed that the State Government of Orissa and OMC will have a 51% ownership interest, to operate the mines. On August 8, 2008, the Supreme Court of India granted us clearance for our forest diversion proposal for the conversion of 660,749 hectares of forest land from forestry use to mining use, allowing us to source bauxite which has been mined on Niyamgiri Hills in Lanjigarh. Pursuant to the Supreme Court order, we were required to pay the higher of 5% of annual profits before tax and interest from the Lanjigarh project and Rs.100 million per annum (commencing April 2007), as a contribution for scheduled area development, as well as Rs.122 million towards tribal development and Rs.1,055.3 million plus expenses towards a wildlife management plan for conservation and the management of wildlife around the Lanjigarh bauxite mine. As of March 23, 2009, an amount of Rs.1,211.8 million has been remitted to Compensatory Afforestation Fund and Rs.200 million has been deposited with OMC. in compliance with the Supreme Court order. On December 11, 2008, the MoEF granted in-principal approval under the Forest Act and we are currently in the process of complying with the conditions specified in the MoEF’s approval. On April 28, 2009, the MoEF granted us environmental clearance for the mining of bauxite and the final forest clearance is pending.
BALCO is involved in various litigations in relation to the alleged encroachment of land on which the Korba facility is situated and the State Government of Chhattisgarh has issued notices to BALCO alleging that BALCO had encroached on state-owned land.
     BALCO has occupied certain land on which the Korba facility is situated since its establishment, which is the subject matter of a dispute for alleged encroachment by BALCO on government-owned land, among others.
     BALCO petitioned the High Court of Chhattisgarh in 1996 to direct the State Government of Chhattisgarh to execute a lease deed in respect of this land in BALCO’s favor. The High Court of Chhattisgarh passed an interim order in 2004 directing that the State Government of Chhattisgarh take no action against BALCO.
     In 2005, in response to several show cause notices issued against BALCO alleging encroachment of government land, BALCO filed an amendment petition with the High Court of Chhattisgarh seeking to quash these show cause notices. The High Court of Chhattisgarh directed that the status quo be maintained and that BALCO should not engage in any deforestation activities on the land until the next hearing date, which has not yet been determined. By clarificatory order dated July 2, 2007, the High Court of Chhattisgarh directed that BALCO may continue construction and engage in deforestation activities after receipt of the requisite environmental approvals. The petition has been adjourned until the disposal of the public interest writ petition filed by an organization known as “Sarthak” before the Supreme Court.
     BALCO has no formal lease deed in relation to this land. BALCO is currently engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba facility. On February 6, 2009, a single bench of the Chhattisgarh High Court held that BALCO is in legal possession of the land and is required to pay premium and rent on the land according to the rates offered by the Government of Chhattisgarh in 1968. The State Government of Chhattisgarh has challenged this order in an appeal before the division bench of the Chhattisgarh High Court. The matter is listed for final hearing on October 26, 2009.
     A public interest writ petition has also been filed by Sarthak before the Supreme Court of India alleging encroachment by BALCO over the land on which the Korba facility is situated. It alleges that the land is classified as forest land and belongs to the State Government of Chhattisgarh and that BALCO has engaged in illegal felling of trees on that land. The Supreme Court of India has directed the petition to be listed before the Forest Bench of the Supreme Court of India. The Forest Bench has directed the CEC to submit a report on the petition. The CEC submitted a report on the petition to the Supreme Court of India on October 17, 2007, recommending that BALCO be directed to seek ex-post facto approval under the Forest Act for the allotment and non forestry use of the land in possession. The matter is listed to be heard in the third week of November 2009 for an interim application by BALCO for clearing the expansion on the land area limited to its proposed expansion.
BALCO is involved in arbitration proceedings relating to a power purchase agreement with the CSEB and has initiated arbitration proceedings against the CSEB.
     BALCO had entered into a power purchase agreement dated May 25, 2006 with the CSEB for the sale of electricity by BALCO to the CSEB. The CSEB had on November 14, 2006 issued a letter stating that it had overpaid BALCO a sum of Rs.529 million ($13.2 million) due to the quantum of load factor pursuant to which payment had been made having been incorrectly calculated, and that the definition that should have been applied is as provided in the Chhattisgarh Electricity Supply Code. BALCO in its reply dated November 24, 2006 had contested such position and stated that as no fixed quantum of electricity was to be supplied, the definition as laid down in the Chhattisgarh Electricity Supply Code should not be applicable, and further that such definition would be applicable only in those instances where the supply of electricity is between the consumer and the distribution licensee. Subsequently, on August 2, 2007, BALCO filed an arbitration petition against the CSEB reiterating its position and further stating that the power purchase agreement was entered into between the parties on the basis of the stipulations of the Chhattisgarh State Electricity Regulatory Commission. The arbitrator granted an order in favor of BALCO. However in view of a Supreme Court judgement mandating that all disputes between a power generator and distributor be subject to arbitration or adjudication by the State Electricity Commission under Section 86 of the Indian Electricity Act, 2003, the matter has been referred to the Chhattisgarh State Electricity Regulatory Commission which has decided to adjudicate the matter. The hearing was held on June 25, 2009 pursuant to which the Chhattisgarh State Electricity Regulatory Commission granted an order in favor of BALCO. CSEB has filed for an application for review of the order and the review hearing is scheduled for October 16, 2009.
Demands against HZL by Department of Mines and Geology
     The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating Rs.3,339 million ($65.6 million) in demand, to HZL in relation to alleged unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at its Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In addition, the department has also demanded an aggregate of Rs.48 million ($0.9 million) by way of alleged arrears in royalty payments at such mines on the grounds that the royalty payments had been incorrectly computed by HZL during the period from April 1971 to March 2000. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and obtained a stay in respect of these demands in October and November 2006. HZL has filed application for early hearing of the matter. The High Court of Rajasthan accepted HZL’s request for early hearing and the date for hearing will be communicated in October 2009.
     Additionally, a writ petition was filed by HZL in October 2006 against the State Government of Rajasthan and the Union of India through the Department of Mines and Geology and others before the High Court of Rajasthan at Jodhpur with regards to a demand notice dated October 20, 2006 issued by the Mining Engineer of Rajasthan to HZL. As per the terms of the notice, the Department of Mines and Geology stated that the mining lease granted to HZL was for the extraction of zinc and lead but that HZL was also extracting cadmium and silver and was thus in violation of the terms of the lease for the Rampura Agucha mine. The Department of Mines and Geology has claimed Rs.2,435.9 million ($47.9 million) as the price to be recovered from HZL for the extraction of cadmium and silver. HZL asserted in its writ petition that the lease was granted for lead, zinc and associated minerals and that cadmium and silver are associated minerals. Further, it has stated that the contested minerals are found alongside lead and silver in an inseparable form and cannot be extracted separately. It has also submitted that it has been paying the royalty on cadmium and silver, which has been duly accepted by the Department of Mines and Geology without objection. The High Court issued an order in October 2006 granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology more time to file their reply and the High Court also directed the Department of Mines and Geology not to issue any orders canceling the lease. The High Court has accepted HZL’s request for early hearing but no date has been set yet.
Exhibits:

99.1	Press release of Sterlite Industries (India) Limited dated October 16, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 20, 2009

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
Name:	Vinod Bhandawat
Title:	Chief Financial Officer

EXHIBITS INDEX
99.1	Press release of Sterlite Industries (India) Limited dated October 16, 2009.